Date:    May 24, 2007

From:   Steve Nieman

To:  Christina Chalk, Special Counsel
Securities and Exchange Commission, division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D. C. 20549

Via:      EDGAR CORRESPONDENCE

Re:       Responses to your faxed comment letter dated May 21, 2007

Concerning:    File No. 1-08957

Dear Ms. Chalk:

We have reviewed your comments and reply as follows:

PRRN14A filed on May 16, 2007

1. We note and acknowledge that proxy rules that apply to solicitations are broad and comprehensive. Our additional definitive filing over a "commencement date" just gives the Staff and us a point of reference in time. As you know, the fact of the matter is we have NOT solicited yet, and we do not plan to until the Staff has finished its review of our proxy statement.

2. See note page 2 par. two under II. below, which I edited slightly:

II. ANNUAL MEETING OF STOCKHOLDERS

Scheduled to be held in Hotel Captain Cook in Anchorage, (par snipped...)

Note: Throughout our proxy statement, we reference in its entirety the Company-AAG's May 1, 2007 Definitive Proxy Statement, which can be accessed at EDGAR URL: http://www.sec.gov/Archives/edgar/data/766421/000119312507075590/dprec14a.htm

3. On cover page, we will leave the Date Filed: line blank.

4. Added; see page 13 X.b. Further Matters:

This is our fifth consecutive proxy contest at the-company AAG. We have performed solicitations in 2003, 2004, 2005, 2006 and now in 2007. We have had various contacts with the management of the AAG during these years, but have failed to convince them of the merit of empowering all stakeholders to feel and act as owners.

5. In our opinion, proposals 2-6 that currently exist in the AAG's definitive proxy are all written as non-precatory or binding on the board if they obtain the proper vote totals. In order to accomplish the changes that are being vote upon, the proposals demand an amendment to the company's bylaws and/or the certificate of incorporation. To some, binding or non-binding is in the eye of the beholder. We assert that they are binding, but acknowledge that under Delaware law the Board has a lot of latitude. Obviously, the courts might have to decide some of these contentions if the board did not act on a proposal that, if properly written, was binding. All of our proposals have been copied and pasted over from the AAG's definitive filing –– with the exception of my GOVERNANCE AUTHORITY and the business proposal regarding DISCLOSURE OF POLITICAL CONTRIBUTIONS. Both of these proposals are precatory, in our opinion. I will copy the info you refer to at the bottom of page 4 in our proxy statement and paste it in the first par. under XI. SHAREHOLDER PROPOSALS to give it further prominence to aid in clarification.

I edited the underlined precatory word below:

Proposal number seven is a precatory business proposal that will be introduced and voted upon at the meeting. Proposal number eight is a proposal that the company legally excluded from its proxy statement due to the SEC granting the company a "no-action" letter. Any votes on this proposal will be advisory only and will be presented to the AAG board for its consideration.

6. We have some disclosure here: See X.a. Proposal No. 1 Election of Directors par. 2.

Initially there were four AAG directors who were running (filed in the AAG's preliminary), but one since dropped out and retired. According to the company's bylaws, it really doesn't matter (under Section 5. Quorum). The AAG bylaw reads that the majority voting standard is abandoned "...if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at the meeting...". The AAG explains this on page 5 under "How many votes must the nominees have to be elected?" and on page 10 under the heading "Voting Standard" sort of adequately (except they say its a policy, which it isn't –– it's a bylaw change that a past binding shareholder resolution in 2005 winning a supermajority vote of 75.7% forced the board to indeed amend this bylaw." I will add an additional sentence on our page 12 of X. ELECTION OF DIRECTORS referring stockholders to page 5 and 10 of the AAG's proxy statement under the heading: How many votes must the nominees have to be elected?, Voting Standard and Required Vote.

7. You are incorrect here. Read page 54 in the AAG's definitive under the heading OPPOSING SOLICITATION: The AAG states that their nominees intend to serve regardless the outcome of the opposing solicitation... So I assert no further disclosure required.

8. I would assert that this is at our discretion. You cite no 14A rule and we cannot find one requiring this disclosure. Once we go definitive, our campaigning will reveal our agenda. Stockholder voting will determine if anybody "buys" our agenda or not. Nevertheless, I have edited the below and added the underlined sentence under X.b. Further Matters on page 13:

If all or part of the CHALLENGER slate are elected, we will occupy a minority of the board, and will have the opportunity to convince the majority as to the viability of our plans outlined briefly above. There is no assurance that we will be able to successfully carry out what we advocate and foresee for the future. We will fulfill the duties required of directors, and represent all shareholders to the best of our ability.

9. It's there; see X.a. Proposal No. 1 Election of Directors on page 12.

10. You're right; I screwed up. We removed the word AGAINST at the bottom of page 12 under X.a.

11. We will add a par. under XI. SHAREHOLDER PROPOSALS referencing the AAG's proxy page 5 under the heading "How many votes must each of the stockholder proposals (Proposal 2 through 6) receive in order to pass?

12. For clarification., PROPOSAL NO. 2  REIMBURSEMENT FOR SHORT-SLATE PROXY CONTESTS is not MY proposal; it's a stockholder's (Bill Davidge's). In the copy of this proposal, it states that this "bylaw shall apply to contested elections commenced after the bylaw's adoption." We cannot predict the future. We have no interest besides what's beneficial to all stockholders. See AV. EXPENSES: We have already disclosed that in this election we will NOT seek reimbursement from the stockholders. If proposal no. 2 passes, and depending what the AAG board does with the vote, we may consider expanding our solicitation next year because we will have additional funding. Don't know; will have to wait and see how events play out.

13. We assert Rule 14a-12(c)(2) does not apply to copy included in the 500 word limit of a shareholder's resolution (in this case, Mr. John Chevedden's). We have copied and pasted this resolution exactly from the AAG's proxy. Are you requiring application of this rule to the AAG? We assert that rule 14a-8 trumps 14a-12. Please advise.

14.) We have deleted the word abstain and added on page 19:

To decline to vote, do not fill out this card.

I will file our second revised preliminary proxy statement soon on EDGAR. If you have any further questions, please let me know.

Respectfully,

s/

Steve Nieman

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